UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file no.: 333-93785
Donegal Mutual Insurance Company 401(k) Plan
1195 River Road
Marietta, Pennsylvania 17547
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

DONEGAL MUTUAL INSURANCE
COMPANY 401(k) PLAN
FINANCIAL STATEMENTS WITH
SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2008 AND 2007
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H – Financial Information (Form 5500)

Part IV Line 4i – Schedule of Assets (Held at End of Year)	13

Exhibit 23.1	16

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Donegal Mutual Insurance Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.
/s/ Beard Miller Company LLP
Beard Miller Company LLP
Lancaster, Pennsylvania
June 18, 2009

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets

Investments, at fair value
Interest-bearing cash	$4,510,236	$3,907,577
Common/collective trusts	3,070,428	3,424,113
Registered investment companies	18,714,733	26,905,464
Employer securities	4,717,809	4,782,328

Net assets available for benefits	$31,013,206	$39,019,482

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Investment (loss) income
Interest	$104,835	$169,767
Dividends	764,605	2,348,667
Net realized/unrealized depreciation in fair value of investments	(11,898,392)	(717,199)

	(11,028,952)	1,801,235

Contributions
Employer	1,245,816	1,076,010
Participants	2,136,478	1,863,381
Rollover	38,165	215,687

	3,420,459	3,155,078

	(7,608,493)	4,956,313

Benefits paid to participants	2,170,260	1,037,942

Transfers into the plan	1,772,477	—

Net (decrease) increase	(8,006,276)	3,918,371

Net assets available for benefits -
Beginning of year	39,019,482	35,101,111

End of year	$31,013,206	$39,019,482

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Transfer

On April 25, 2008, the Company’s board of directors and The Peninsula Insurance Company’s board of directors approved the merger of The Peninsula Insurance Company 401(k) plan into the Plan. On July 1, 2008, The Peninsula Insurance Company 401(k) plan was merged into the Plan. The amount transferred to the plan amounted to $1,772,477, which consisted of $629,109 of common/collective trusts and $1,143,368 of registered investment companies.

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code (IRC). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollovers.

During 2007, the board approved a resolution to amend the plan document such that, effective January 1, 2008, newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Also, eligible employees who were not participating in the Plan were automatically enrolled in the Plan at 3% of their eligible compensation as of January 1, 2008. Employees not selecting an investment option for their deferrals have their contributions invested in the George Putnam Fund of Boston. Employees have the option to opt out of participation at any time following their eligibility date. Employee deferrals will automatically be increased by 1% at the beginning of each successive year until the deferred percentage reaches 6%.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN (Cont’d)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions, as well as all amounts that transferred into the Plan during the 2000 year from the discontinued Money Purchase Pension Plan and Profit Sharing Plan and earnings theron. Vesting of employer matching contributions and earnings thereon is based on years of service. Effective January 1, 2008, a participant is 100% vested after 2 years of credited service. Prior to January 1, 2008, a participant was 100% vested after 3 years of credited service.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the Internal Revenue Code.

Forfeitures

Forfeitures arising from distributions to participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the plan year or to

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN (Cont’d)

Forfeitures (Cont’d)

reduce employer contributions per guidelines established by the Plan. Forfeitures used to reduce employer contributions totaled $44,474 in 2008 and $26,777 in 2007. As of December 31, 2008 and 2007, there were $24,965 and $42,056 of unallocated forfeitures, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

Investments are valued at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	IMPACT OF NEW ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109,

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
3.	IMPACT OF NEW ACCOUNTING STANDARDS (Cont’d)

“Accounting for Income Taxes.” The adoption of FIN No. 48 did not have a material impact to the Plan.

In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP FAS 157-4 provides guidelines for making fair value measurements more consistently with the principles presented in SFAS No. 157, “Fair Value Measurements.” FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Plan is currently evaluating the impact of adopting FSP FAS 157-4. The Plan does not expect the adoption of FSP FAS 157-4 to have a significant effect on its results of operations, financial condition or liquidity.

4.	FAIR VALUE MEASUREMENTS

As of January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements (SFAS No. 157),” which defines fair value, establishes a framework for measuring fair value in GAAP and requires expanded disclosures about fair value measurements. SFAS No. 157 establishes a hierarchy that ranks the quality and reliability of inputs, or assumptions, used in the determination of fair value and requires financial assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 – unobservable inputs not corroborated by market data.

For investments that have quoted market prices in active markets, the Plan uses the quoted market price as fair value and includes these investments in Level 1 of the fair value hierarchy. The Plan classifies employer securities, registered investment companies and interest-bearing cash as Level 1. When quoted market prices in active markets are not available, the Plan bases fair values on underlying market values for the common/collective trusts provided by the Plan trustee. Further information concerning the common/collective trusts may be obtained from their separate audited financial statements. The Plan classifies our common/collective trusts as Level 2. The Plan had no investments classified as Level 3 at December 31, 2008.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
4.	FAIR VALUE MEASUREMENTS (Cont’d)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The following table presents the fair value measurements for the Plan’s investments as of December 31, 2008:

		Fair Value Measurements Using
		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Interest-bearing Cash	$4,510,236	$4,510,236	$—	$—

Registered Investment Companies	18,714,733	18,714,733	—	—

Employer Securities	4,717,809	4,717,809	—	—

Common/Collective Trusts	3,070,428	—	3,070,428	—

Total	$31,013,206	$27,942,778	$3,070,428	$—

5.	INVESTMENTS

Putnam Investments is both the trustee and custodian that held the funds for the Plan during the 2008 and 2007 years and maintains an individual account for each participant. Contributions made on a participant’s behalf under the Plan are directly allocated to that participant’s account.

Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
5.	INVESTMENTS (Cont’d)

reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

As discussed in Note 4, the Plan adopted SFAS No. 157 as of January 1, 2008. Information regarding the fair value of the Plan’s investments as of December 31, 2008 is included in Note 4. The following table presents the fair values of investments as of December 31:

2007
At fair value as determined by quoted market prices in an active market:
Interest-bearing cash	$3,907,577
Registered investment companies	26,905,464
Employer securities	4,782,328
Otherwise determined:
Common/collective trusts	3,424,113

$39,019,482

The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2008		2007
Interest-bearing cash – Putnam Money Market Fund	$4,510,236		$3,907,577
Common/collective trust
Putnam S&P 500 Index Fund	2,088,781		2,774,979
Registered investment companies
PIMCO Total Return Fund	2,612,036		2,532,831
The Janus Fund	1,275,357	*	2,085,107
Putnam Asset Allocation — Growth Portfolio	1,209,422	*	1,960,420
Putnam Asset Allocation — Balanced Portfolio	1,551,149		2,516,587
Putnam International Equity Fund	2,268,423		3,782,376
Putnam Equity Income Fund	2,399,580		3,294,105
Employer securities
Donegal Group Inc. Class A common stock	3,782,066		3,782,179

*	Not greater than 5% but shown for comparative purposes

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
5.	INVESTMENTS (Cont’d)

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2008	2007
At fair value as determined by quoted market prices:
Registered investment companies	$(10,644,803)	$(569,798)
Employer securities	(143,721)	(327,389)
Otherwise determined:
Common/collective trusts	(1,109,868)	179,988

	$(11,898,392)	$(717,199)

6.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	RELATED PARTY AND PARTY-IN-INTEREST

The Plan held 225,526 shares of Class A and 54,818 shares of Class B Donegal Group Inc. common stock with fair values of $3,782,066 and $935,743, respectively, as of December 31, 2008. The Plan held 220,278 shares of Class A and 54,803 shares of Class B Donegal Group Inc. common stock with fair values of $3,782,179 and $1,000,149, respectively, as of December 31, 2007. The net realized/unrealized depreciation in fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2008 and 2007 was $143,721 and $327,389, respectively. Dividends received from Donegal Group Inc. in 2008 and 2007 were $109,371 and $88,798, respectively. As of December 31, 2008 and 2007, the Class A shares of Donegal Group Inc. common stock represent more than 5% of net assets available for benefits.

In addition, certain 2008 and 2007 Plan year investments are interest-bearing cash, common/ collective trusts, and registered investment companies managed by Putnam Investments. Putnam Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
7.	RELATED PARTY AND PARTY-IN-INTEREST (Cont’d)

All other transactions relate to normal Plan management and the related payment of fees.

8.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. All of the Plan’s administrative fees, such as trustee fees and audit fees were paid directly by the Company in 2008 and 2007.

9.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule H — Financial Information (Form 5500)
Part IV — Line 4i — Schedule of Assets (Held at End of Year)
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three-digit Plan Number: 003
December 31, 2008

		(c)
	(b)	Description of investment including maturity date,		(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	Current Value

*	Putnam Money Market Fund	4,510,236	Shares of Money Market Fund	**	$4,510,236

	Total interest-bearing cash				4,510,236

*	Putnam Bond Index Fund	58,120	Common/Collective Trust Units	**	981,647
*	Putnam S&P 500 Index Fund	84,875	Common/Collective Trust Units	**	2,088,781

	Total common/collective trusts				3,070,428

*	Putnam Capital Opportunites Fund	107,368	Mutual Fund Shares	**	664,609
	MSIF Small Company Growth Fund	112,005	Mutual Fund Shares	**	805,312
	PIMCO Total Return Fund	257,597	Mutual Fund Shares	**	2,612,036
	The Janus Fund	66,356	Mutual Fund Shares	**	1,275,357
*	The George Putnam Fund of Boston	107,919	Mutual Fund Shares	**	975,588
	Davis New York Venture Fund	45,898	Mutual Fund Shares	**	1,084,111
	American Funds Growth Fund of America	30,551	Mutual Fund Shares	**	617,137
*	Putnam Asset Allocation — Growth Portfolio	142,789	Mutual Fund Shares	**	1,209,422
*	Putnam Asset Allocation — Balanced Portfolio	197,347	Mutual Fund Shares	**	1,551,149
*	Putnam Asset Allocation — Conservative Portfolio	85,003	Mutual Fund Shares	**	601,818
*	Putnam International Equity Fund	149,435	Mutual Fund Shares	**	2,268,423
*	Putnam Equity Income Fund	220,145	Mutual Fund Shares	**	2,399,580
*	Putnam Mid Cap Value Fund	80,580	Mutual Fund Shares	**	578,563
*	Putnam Diversified Income Trust	9,165	Mutual Fund Shares	**	53,159
	Alger Midcap Growth Institutional Portfolio	88,870	Mutual Fund Shares	**	700,297
	Neuberger & Berman Genesis Trust	42,399	Mutual Fund Shares	**	1,318,172

	Total registered investment companies (mutual funds)				18,714,733

*	Donegal Group Inc.	225,526	Shares of Class A Common Stock	**	3,782,066
*	Donegal Group Inc.	54,818	Shares of Class B Common Stock	**	935,743

	Total employer securities				4,717,809

	Total investments				$31,013,206

*	Party-in-interest

**	Historical cost information is not required to be disclosed for participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN
Date: June 22, 2009	By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Beard Miller Company LLP (filed herewith)